Exhibit 99.1

Sapiens Customer RAC Insurance Wins Asia Insurance Technology Award

Leveraging Sapiens IDIT software suite, RACI earns top honors as “Best Insurer: Technology”

Holon, Israel – September 16, 2015 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the financial services sector, announced today that its customer, RAC Insurance Pty Ltd (RACI), the market leader in Western Australia personal lines insurance, has won an Asia Insurance Technology Award (AITA) for “Best Insurer: Technology.”

The award was presented by Celent’s Insurance Practice and Asia Insurance Review at the 4th Asia Insurance CIO Technology Summit held at the Le Méridien Hotel in Jakarta, Indonesia. RACI was selected as the insurer that made the most progress in embracing technology across the organization through its implementation of Sapiens IDIT software suite and an enterprise-wide IT strategy to enable the digitization of the business among suppliers, members and RACI.

“Celent is pleased to present the Best Insurer: Technology award to RACI for its impressive vision and application of technology across the enterprise,” said Wenli Yuan, senior analyst for Celent’s Asian Financial Services Group. “We had the opportunity to review many outstanding nominations this year and RACI really stood out for delivering on its IT and transformation strategy through a multi-phase project.”

The winning RACI project included the automation of claims allocation within Sapiens IDIT, motor repair integration between Sapiens IDIT and Arnie (a motor supply chain management solution) to eliminate manual processing and duplication in motor repair allocation, and enablement of a no-touch B2C capability to provide a complete online self-service offering for RACI members.

“It is extremely satisfying to be recognized with this award. Through our digital program we have been able to deliver significant benefits to our organization, our suppliers and our members,” said Peter Marmara, General Manager, Business Systems, RAC Insurance. “Some of the most significant results include a greatly improved member experience, via an online self-service channel that supports any device, plus improved operational efficiencies through automation and seamless integration between systems.”

Wayne Te Paa, Regional Director of Sapiens added, “We congratulate RACI on this outstanding and well-deserved recognition. RACI’s award-winning effort is a great example of what can be accomplished when an organization refuses to accept the status quo. Acting like a true market leader, RACI committed to driving innovation, maximizing the use of technology to create a digital, highly-automated environment, and continuing to prioritizing its members via quality services and products.”

Asia Insurance Technology Awards

The Asia Insurance Technology Awards (AITAs) recognize excellence and innovation in the use of technology within the insurance industry in the Asia Pacific Region. The 2015 winners were chosen from a highly competitive field that included nominations from across the region.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 170 financial services organizations. The Sapiens team of over 1,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com